Exhibit 99.1

UNAUDITED CONDENSED INTERIM Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023

In accordance with International Financial Reporting Standards and stated in Canadian dollars, unless otherwise indicated.

INDEX

Notice to Reader

Unaudited Condensed Interim Consolidated Financial Statements

■	Unaudited Condensed Interim Consolidated Statements of Financial Position

■	Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss

■	Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

■	Unaudited Condensed Interim Consolidated Statements of Cash Flows

■	Notes to the Unaudited Condensed Interim Consolidated Financial Statements

NOTICE TO READER OF THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three AND NINE MONTHS ended September 30, 2023

In accordance with National Instrument 51-102, of the Canadian Securities Administrators, Premium Nickel Resources Ltd. (the “Company” or “PNRL”) discloses that the unaudited condensed interim consolidated financial statements have not been reviewed or audited by independent auditors.

The unaudited condensed interim consolidated financial statements of the Company for the three- and nine-month periods ended September 30, 2023 (“Financial Statements”) have been prepared by management. The Financial Statements should be read in conjunction with the audited consolidated financial statements and notes thereto of the Company for the fiscal year ended December 31, 2022, which are available electronically on SEDAR+ (www.sedarplus.ca) under the name Premium Nickel Resources Ltd. The Financial Statements are stated in Canadian dollars, unless otherwise indicated, and are prepared in accordance with International Financial Reporting Standards (“IFRS”).

“signed” Keith Morrison Chief Executive Officer	“signed” Peter Rawlins Chief Financial Officer

November 27, 2023

2 | PNRL / Q3 2023

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Notes	As at September 30, 2023	As at December 31, 2022
ASSETS
CURRENT ASSETS
Cash		8,853,296	5,162,991
Prepaid expenses		1,885,044	470,725
Other receivables	4	495,370	804,630
TOTAL CURRENT ASSETS		11,233,710	6,438,346

NON-CURRENT ASSETS
Exploration and evaluation assets	5	44,692,577	31,823,982
Property, plant and equipment	6	5,792,943	3,394,670
TOTAL NON-CURRENT ASSETS		50,485,520	35,218,652
TOTAL ASSETS		61,719,230	41,656,998

LIABILITIES
CURRENT LIABILITIES
Trade payables and accrued liabilities	7	3,148,177	4,025,716
Current portion of lease liability	10	1,892,504	1,365,697
Promissory note	8	-	7,070,959
TOTAL CURRENT LIABILITIES		5,040,681	12,462,372

NON-CURRENT LIABILITIES
Vehicle financing		165,019	164,644
Provision for leave and severance		435,045	177,941
Term loan	9	12,916,710	-
Lease liability	10	-	1,365,697
NSR option liability	11	2,750,000	-
Deferred share units liability	12	856,524	298,000
TOTAL NON-CURRENT LIABILITIES		17,123,298	2,006,282
TOTAL LIABILITIES		22,163,979	14,468,654

SHAREHOLDERS’ EQUITY
Share capital – common	12	111,226,156	91,144,268
Share capital – preferred		31,516	31,516
Reserve		18,987,978	15,257,140
Deficit		(87,222,991)	(78,092,605)
Foreign currency translation reserve		(3,467,408)	(1,151,975)
TOTAL SHAREHOLDERS’ EQUITY		39,555,251	27,188,344
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		61,719,230	41,656,998

Nature of Operations and Going Concern (Note 1)

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Approved by the Board of Directors on November 27, 2023.

“signed” Keith Morrison Director	“signed” Jason LeBlanc Director

3 | PNRL / Q3 2023

Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars)

		Three months ended		Nine months ended
	Notes	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

EXPENSES
Corporate and administration expenses		1,036,363	2,047,585	3,278,926	2,880,938
Management fees	13(b)	865,446	625,905	2,496,109	1,701,211
Due diligence cost of Botswana assets		-	979	-	5,014
Advisory and consultancy		34,331	521,075	475,890	1,015,101
Depreciation	6	184,833	882	274,593	882
General exploration expenses		62,210	-	139,782	-
Interest and bank charges		17,035	7,302	34,865	15,851
Share-based payment		-	5,138,022	-	7,731,117
Deferred share units granted	12	252,120	-	558,524	-
Warrant fair value movement		-	(28,275,255)	-	(8,974,901)
Net foreign exchange loss		153,013	33,343	256,917	(127,449)
		2,605,351	(19,900,162)	7,515,606	4,247,764

OTHER ITEMS
Interest expenses and fees		886,292	26,630	1,653,639	113,764
Acquisition loss on RTO		-	29,174,415	-	29,174,415
NET LOSS FOR THE PERIOD		3,491,643	9,300,883	9,169,245	33,535,943

OTHER COMPREHENSIVE LOSS
Exchange differences on translation of foreign operations		(109,273)	201,969	2,315,433	1,473,326

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		3,382,370	9,502,852	11,484,678	35,009,269

Basic and diluted loss per share		0.02	0.09	0.09	0.37
Weighted average number of common shares outstanding – basic and diluted		135,730,527	105,842,672	125,150,919	92,836,780

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

4 | PNRL / Q3 2023

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars)

	Notes	Number of Shares	Share Capital	Preferred shares	Reserve	Deficit	Foreign Currency Translation Reserve	Total Shareholders’ Equity
BALANCE AS AT DECEMBER 31, 2021		76,679,908	7,952,675	-	1,261,891	(13,482,624)	(48,906)	(4,316,964)

Net loss for the period		-	-		-	(33,535,943)	-	(33,535,943)
Share capital issued through private placement		8,936,167	22,388,599		-	-		22,388,599
Share issue costs			(1,535,727)		-	-		(1,535,727)
Acquisition of NAN Cancelled PNRC shares held by NAN		(7,667,707)	(19,710,608)	-	-	-	-	(19,710,608)
Cancelled PNRC warrant held by NAN		-	-	-	-	(28,275,255)	-	(28,275,255)
PNRC shares exchanged		(77,948,368)	-	-	-	-	-	-
PNRC shares received in exchange		82,157,536	-	-	-	-	-	-
Outstanding shares of NAN acquired on RTO		31,748,399	77,431,152	31,516	9,665,577	-	-	87,128,245
Exercise of warrants		1,236,408	569,399	-	-	-	-	569,399
FV of warrants exercised		-	3,019,037	-	(3,019,037)	-	-	-
Exercise of options		300,000	117,000	-	-	-	-	117,000
FV of exercised options		-	101,531	-	(101,531)	-	-	-
Share-based payment		-	-	-	7,731,117			7,731,117
Exchange differences on translation of foreign operations		-	-	-	-	(48,906)	(1,473,326)	(1,522,232)
BALANCE AS AT SEPTEMBER 30, 2022		115,442,343	90,333,058	31,516	15,538,017	(75,342,728)	(1,522,232)	29,037,631

BALANCE AS AT DECEMBER 31, 2022	12	116,521,343	91,144,268	31,516	15,257,140	(78,092,605)	(1,151,975)	27,188,344

Net loss for the period						(9,169,245)		(9,169,245)
Share capital issued through private placement		19,209,184	24,014,273					24,014,273
Share issue costs			(1,866,097)					(1,866,097)
Value allocated to warrants			(1,898,349)		1,898,349
FV of broker warrants			(167,939)		167,939			-
FV of lender warrants					1,703,409			1,703,409
FV of expired warrants					(38,859)	38,859		-
Exchange differences on translation of foreign operations							(2,315,433)	(2,315,433)
BALANCE AS AT SEPTEMBER 30, 2023	12	135,730,527	111,226,156	31,516	18,987,978	(87,222,991)	(3,467,408)	39,555,251

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

5 | PNRL / Q3 2023

Unaudited Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Nine months ended
	September 30, 2023	September 30, 2022

OPERATING ACTIVITIES
Total net loss for the period	(9,169,245)	(33,535,943)
Items not affecting cash:
Share-based payment	-	7,731,117
Deferred share units granted	558,524	-
Depreciation	274,593	882
Provision for leave and severance	257,104	114,698
Accrued interests and accretion on loans	387,240	-
Warrant fair value movement	-	(8,974,901)
Loss on acquisition	-	29,174,415
Changes in working capital
Prepaid expenses	(1,517,818)	(406,752)
Other receivables	309,260	(51,912)
Trade payables and accrued expenses	(1,274,776)	1,464,695
Net cash used in operating activities	(10,175,118)	(4,483,701)

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(1,852,916)	(901,644)
Additions to expenditures on exploration and evaluation assets	(13,695,245)	(21,828,296)
Interest received	39,622	-
Cash received through RTO transaction	-	11,051,917
Net cash used in investing activities	(15,508,539)	(11,678,023)

FINANCING ACTIVITIES

Proceeds from issuance of units	23,814,272	22,032,927
Share issue costs	(1,818,956)	(1,535,727)
Loan proceeds, net of fees	14,625,000	-
Interest payment on the term loan	(390,411)
NSR Option financing	2,750,000	-
Proceeds from exercise of warrants and options	-	686,399
Promissory note repayment	(7,637,329)	-
Vehicle loan financing	375	172,800
Lease payment	(713,100)	-
Net cash provided by financing activities	30,629,851	21,356,399

Impact of currency translation for the foreign operations	(1,255,889)	(1,428,236)
Change in cash for the period	3,690,305	3,766,439
Cash at the beginning of the period	5,162,991	1,990,203
Cash at the end of the period	8,853,296	5,756,642

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

6 | PNRL / Q3 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Premium Nickel Resources Ltd. (TSXV: PNRL) (the “Company” or “PNRL”) was founded upon the closing of a reverse takeover transaction (the “RTO”) whereby Premium Nickel Resources Corporation (“PNRC”) and 1000178269 Ontario Inc. (“NAN Subco”), a wholly-owned subsidiary of North American Nickel Inc. (“NAN”), amalgamated by way of a triangular amalgamation (the “Amalgamation”) under the Business Corporations Act (Ontario) (the “OBCA”) on August 3, 2022 (Note 3). The common shares of PNRL are now listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “PNRL”.

Prior to the RTO, PNRC was a private company existing under the OBCA. PNRC was incorporated to evaluate, acquire, improve and reopen, assuming economic feasibility, a combination of certain assets of BCL Limited (“BCL”) and Tati Nickel Mining Company (“TNMC”) that were in liquidation in Botswana.

In connection with the RTO, the Company was continued under the OBCA and changed its name from “North American Nickel Inc.” to “Premium Nickel Resources Ltd.”

Currently, the Company’s principal business activity is the evaluation and development of mineral properties in Botswana through its wholly-owned subsidiaries.

The following corporate structure chart sets out details of the direct and indirect ownership of the principal subsidiaries of the Company:

Premium Nickel Resources Ltd.
(Ontario)
100%
NAN Exploration Inc.
(Ontario)
100%
North American Nickel (US) Inc.
(Delaware)
100%
PNR Amalco Ltd.
(Ontario)
100%
Premium Nickel Resources International Ltd.
(Barbados)
100%
PNR Selkirk Group (Barbados) Limited
(Barbados)
100%
PNR Selebi (Barbados) Limited
(Barbados)
100%
Premium Nickel Group Proprietary Limited(1)
(Botswana)
100%
Premium Nickel Resources Proprietary Limited(2)
(Botswana)

Notes:

(1)	Premium Nickel Group Proprietary Limited owns the Selkirk Assets (as defined below).
(2)	Premium Nickel Resources Proprietary Limited owns the Selebi Assets (as defined below).

7 | PNRL / Q3 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Expressed in Canadian dollars)

The Company has its head and registered office at One First Canadian Place, 100 King Street West, Suite 3400, Toronto, Ontario, Canada M5X 1A4.

The principal assets of the Company are the Selebi and Selebi North nickel-copper-cobalt (“Ni-Cu-Co”) mines (the “Selebi Mines”) in Botswana and related infrastructure (together, the “Selebi Assets”) , as well as the nickel, copper, cobalt, platinum-group elements (“Ni-Cu-Co-PGE”) Selkirk mine (the “Selkirk Mine”) in Botswana, together with associated infrastructure and four surrounding prospecting licenses (collectively, the “Selkirk Assets”).

Going Concern

The Company, being in the exploration and redevelopment stage, is subject to risks and challenges similar to companies in a comparable stage of exploration and development. These risks include the challenges of securing adequate capital for exploration, development and operational risks inherent in the mining industry, and global economic and metal price volatility and there is no assurance management will be successful in its endeavors. As at September 30, 2023, the Company had no source of operating cash flows, nor any credit line currently in place. The Company incurred a net loss of $9,169,245 for the nine months ended September 30, 2023. The Company’s committed cash obligations and expected level of expenses will vary depending on its operations.

These unaudited condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations and its ability to obtain adequate financing. To date the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned evaluation, development and operational activities. It is not possible to predict whether financing efforts will be successful or if the Company will attain a profitable level of operation. These material uncertainties cast substantial doubt about the Company’s ability to continue as a going concern. These unaudited condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities and the reported expenses and comprehensive loss that might be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

The properties in which the Company currently has an interest are in pre-revenue stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned development and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. Although the Company has been successful in its past fundraising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

The unaudited condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on November 27, 2023. The discussion in the notes to the unaudited condensed interim consolidated financial statements is stated in Canadian dollars.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These unaudited condensed interim consolidated financial statements were prepared in accordance with International Accounting Standards (“IAS 34”), Interim Financial Reporting, utilizing the accounting policies of the Company outlined in its December 31, 2022 audited annual consolidated financial statements. The accounting policies are in line with IFRS guidelines. These unaudited condensed interim consolidated financial statements do not include all the information and disclosures required in the audited annual consolidated financial statements and therefore should be read in conjunction with the Company’s audited annual consolidated financial statements.

8 | PNRL / Q3 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Expressed in Canadian dollars)

(b) Basis of preparation

These unaudited condensed interim consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of any financial assets and financial liabilities where applicable. The preparation of unaudited condensed interim consolidated financial statements in conformity with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies.

The significant accounting policies used in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those used in the preparation of the audited annual consolidated financial statements for the year ended December 31, 2022.

(c) Basis of consolidation

These unaudited condensed interim consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

Effective August 3, 2022, NAN completed the 100% acquisition of the outstanding shares of PNRC (Note 3). As the shareholders of PNRC obtained control of the Company through the exchange of their shares of PNRC for shares of NAN, the acquisition of PNRC has been accounted for in these unaudited condensed interim consolidated financial statements as a reverse takeover. Consequently, the unaudited condensed interim consolidated statements of loss and cash flows for the three and nine months ended September 30, 2023 reflect the results from the operations and cash flows of PNRL, the combined company post RTO, and the unaudited condensed interim consolidated statements of loss and cash flow for the three and nine months ended September 30, 2022 reflect the results from the operations and cash flows of PNRC, the legal subsidiary of the Company, for the quarter ended September 30, 2022, combined with NAN, the legal parent of PNRC, from the acquisition on August 3, 2022 to September 30, 2022, in accordance with the treatment of a “reverse takeover” under IFRS.

(d) New standards and amendments effective this year

IAS 1 – In February 2021, the IASB issued “Disclosure of Accounting Policies” with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective for year ends beginning on or after January 1, 2023. The impact of adopting this amendment on the Company’s consolidated financial statements was not significant.

IAS 8 – In February 2021, the IASB issued “Definition of Accounting Estimates” to help entities distinguish between accounting policies and accounting estimates. The amendments are effective for year ends beginning on or after January 1, 2023. The impact of adopting this amendment on the Company’s consolidated financial statements was not significant.

(e) Accounting standards and amendments issued but not yet effective

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2023. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or non-current is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2024.

9 | PNRL / Q3 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Expressed in Canadian dollars)

3. AMALGAMATION

On April 26, 2022, PNRC and NAN entered into a definitive amalgamation agreement (the “Amalgamation Agreement”) in respect of their previously-announced RTO transaction, pursuant to which PNRC would “go-public” by way of a reverse takeover of NAN.

Transaction Particulars

Pursuant to the Amalgamation Agreement:

(a)	NAN’s subsidiary, 1000178269 Ontario Inc. (“NAN Subco”), amalgamated with PNRC under Section 174 of the OBCA to form one corporation;

(b)	Holders of PNRC shares exchanged their shares at a rate of 1.054 shares of NAN for each share of PNRC (the “Exchange Ratio”), after giving effect to a 5-to-1 share consolidation for each outstanding share of NAN; and

(c)	the transactions resulted in an RTO of the Company in accordance with the policies of the TSXV, all in the manner contemplated by, and pursuant to, the terms and conditions of the Amalgamation Agreement.

In connection with the RTO, NAN, among other things: (a) changed its name to “Premium Nickel Resources Ltd.”; (b) changed its stock exchange ticker symbol to “PNRL”; and (c) reconstituted the board of directors and management of the Company. The outstanding options of PNRC immediately prior to the effective time of the RTO were exchanged and adjusted pursuant to the terms of the Amalgamation Agreement such that holders thereof were entitled to acquire, following the closing of the RTO, options of the Company after giving effect to the Exchange Ratio, as applicable.

Pursuant to the Amalgamation Agreement, the Company issued 82,157,536 common shares of the Company (on a post-consolidation basis) in exchange for 77,948,368 outstanding shares of PNRC immediately prior to the effective time of the RTO. Immediately after giving effect to the RTO Transaction, the Company was owned approximately 72.1% by persons who were shareholders of PNRC prior to the RTO and 27.9% by persons who were shareholders of NAN prior to the RTO.

Prior to this exchange, NAN had 31,748,399 shares outstanding (on a post-consolidation basis). Taking into account the composition of the board and senior management and the relative ownership percentages of NAN and PNRC shareholders in the newly combined enterprise, from an accounting perspective PNRC is considered to have acquired NAN, and hence the transaction has been recorded as a reverse takeover.

The substance of the transaction was a reverse acquisition of a public company. The transaction did not constitute a business acquisition as NAN did not meet the definition of a business under IFRS 3 as it had no inputs or processes. As a result, the transaction was accounted for as a capital transaction with NAN being identified as the accounting acquiree and the equity consideration being measured at fair value (“FV”).

The purchase price was determined based on the number of shares that PNRC would have had to issue on the date of closing to give the owners of NAN the same percentage equity (27.9%) of the combined entity as they held subsequent to the reverse takeover.

10 | PNRL / Q3 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Expressed in Canadian dollars)

The costs of the acquisition have been allocated as follows:

FV of shares transferred	$77,431,152
FV of options, warrants and agent warrants	9,665,577
FV of preferred shares	31,516
Settlement of pre-existing relationship – 15% warrant and shares*	(47,985,863)

Total FV of consideration transferred	$39,142,383

Cash	$11,051,917
Trade and other receivables	450,522
Property, plant and equipment	14,111
Trade payables and accrued liabilities	(1,548,582)
Net assets acquired	9,967,968

Loss on acquisition	29,174,415
$39,142,383

*Pre-existing relationship

Before the closing of the RTO, NAN owned 7,667,707 common shares of PNRC and a 15% warrant which entitled NAN to purchase common shares of PNRC for up to 15% of the then outstanding capital of PNRC upon payment of USD 10,000,000 prior to the fifth anniversary of the date of issue (the “15% Warrant”). Prior to the date that the Amalgamation became effective, the PNRC shares and the 15% Warrant held by NAN were contributed to NAN Subco, as part of the securities contribution, resulting in such securities being cancelled at law by operation of the triangular amalgamation.

Prior to the RTO, the fair value of the 15% Warrant and the shares held by NAN were $28,275,255 and $19,710,608, respectively. The fair value of the shares was calculated based on the last offer price of PNRC’s financing prior to the RTO, and the fair value of the warrants was calculated using the Black-Sholes Model with the following assumptions: expected life of 2.57 years, expected dividend yield of 0%, a risk free rate of 3.14% and an expected volatility of 141.63%. As they were the securities contributed by NAN on the closing of the RTO, the fair value of the warrants and shares were included as part of the consideration on the acquisition date.

Pursuant to the RTO, an aggregate of 8,827,250 options to purchase common shares of the Company (“Replacement Options”) were issued (on a post 5:1 consolidation basis) to the former holders of options to purchase common shares of PNRC (prior to the RTO) (“PNRC Options”) in exchange for 8,375,000 PNRC Options. The Replacement Options issued to the former holders of PNRC Options were on the same terms and conditions as those exchanged by PNRC holders except all the previously unvested options vested immediately. Immediately prior to the completion of the RTO, PNRC had 2,383,333 unvested options outstanding which re-evaluated at a fair value of $5,138,022 upon the completion of the RTO according to IFRS2.

Given that the RTO has been accounted for as a reverse takeover of NAN by PNRC, from an accounting perspective, PNRC was deemed to have issued options and warrants to the former security holders of NAN. Immediately prior to the closing of the RTO, NAN had 2,995,794 options and 2,228,340 warrants outstanding, respectively, as well as 118,186 preferred shares that could be converted to 13,131 common shares of NAN (on a post-consolidation basis). The aggregate fair value of such 2,995,794 options, 2,228,340 warrants and 118,186 preferred shares of NAN was $9,665,577, and this amount was included as a component of the purchase price. Costs related to the transaction were $2,327,125 and were expensed as incurred.

11 | PNRL / Q3 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Expressed in Canadian dollars)

The fair value of NAN’s options and warrants as at August 3, 2022 was calculated using the following assumptions:

As of August 3, 2022	Warrants	Options
Expected dividend yield	0%	0%
Share price of last financing	$0.48	$0.48
Expected share price volatility	64.91% -113.22%	133.15% - 143.3%
Risk free interest rate	3.18%	2.85% - 3.08%
Remaining life of warrants & options	0.03 - 2 years	2.56 – 4.23 years

For purposes of determining the fair value of the share consideration exchanged on the RTO, the shares of PNRC were valued at USD 2.00 per share, the offering price for the PNRC shares on the last PNRC equity financing prior to the RTO. The RTO resulted in a loss of $29,174,415 with respect to the fair value of the consideration transferred over the fair value of identifiable net assets, which has been recorded as a loss during the year in other income.

4. OTHER RECEIVABLES

A summary of the other receivables as at September 30, 2023 and December 31, 2022 is detailed in the table below:

	September 30, 2023	December 31, 2022

HST paid on purchases	73,675	445,128
VAT paid on purchases	421,695	359,502
	495,370	804,630

5. EXPLORATION AND EVALUATION ASSETS

	Botswana
	Selebi	Selkirk	Total

Balance, December 31, 2022	31,146,672	677,310	31,823,982
Site operations & administration	642,581	41,132	683,713
Care and maintenance	2,289,013	-	2,289,013
Geology	2,392,480	318,587	2,711,067
Drilling	1,301,463	6,584	1,308,047
Geophysics	1,460,507	17,792	1,478,299
Engineering	5,169,574	32,789	5,202,363
Environmental, social and governance	184,441	-	184,441
Metallurgy and processing	58,517	101,692	160,209
Technical studies	20,879	7,650	28,529
Health and safety	314,540	-	314,540
Water treatment project	45,418	-	45,418
Mine development	173,885	-	173,885
Impact of foreign currency translation	(1,658,930)	(51,999)	(1,710,929)
Balance, September 30, 2023	43,541,040	1,151,537	44,692,577

12 | PNRL / Q3 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Expressed in Canadian dollars)

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

Botswana Assets - Selebi and Selkirk

On September 28, 2021, the Company executed the Selebi Asset Purchase Agreement (the “Selebi APA”) with the BCL liquidator to acquire the Selebi Assets formerly operated by BCL. On January 31, 2022, the Company closed the transaction and ownership of the Selebi Assets transferred to the Company.

Pursuant to the Selebi APA, the aggregate purchase price payable to the seller for the Selebi Assets shall be the sum of $76,862,200 (USD 56,750,000) which amount shall be paid in three instalments:

●	$2,086,830 (USD 1,750,000) payable on the closing date. This payment has been made.
●	$33,860,000 (USD 25,000,000) upon the earlier of: (a) approval by the Ministry of Mineral Resources, Green Technology and Energy Security (“MMRGTES”) of the Company’s Section 42 and Section 43 Applications (further extension of the mining licence and conversion of the mining licence into an operating licence, respectively), and (b) on the expiry date of the study phase, January 31, 2025, which can be extended for one year with written notice.
●	The third instalment of $40,632,000 (USD 30,000,000) is payable on the completion of mine construction and production start-up (commissioning) by the Company on or before January 31, 2030, but not later than four years after the approval by the Minister of MMRGTES of the Company’s Section 42 and Section 43 Applications.
●	Payment of care and maintenance funding contribution in respect of the Selebi Assets for a total of $6,164,688 (USD 5,178,747) from March 22, 2021 to the closing date. This payment has been made.

The total acquisition cost of the Selebi Assets included the first instalment of $2,086,830 (USD 1,750,000) and the payment of the care and maintenance funding contribution of $6,164,688 (USD 5,178,747) for the assets. As per the terms and conditions of the Selebi APA, the Company has the option to cancel the second and third payments and give back the Selebi Assets to the liquidator in the event where the Company determines that the Selebi Assets are not economical. The Company also has an option to pay in advance the second and third payments in the event where the Company determines that the Selebi Assets are economical. The Company’s accounting policy, as permitted by IAS 16 – Property, Plant and Equipment, is to measure and record contingent consideration when the conditions associated with the contingency are met. As of September 30, 2023, none of the conditions of the second and third instalment are met, hence these amounts are not accrued in the unaudited condensed interim consolidated financial statements.

In addition to the Selebi APA, the purchase of the Selebi Assets is also subject to a contingent compensation agreement as well as a royalty agreement with the liquidator.

PNRC also negotiated a separate asset purchase agreement (the “Selkirk APA”) with the liquidator of TNMC to acquire the Selkirk deposit and related infrastructure formerly operated by TNMC on January 20, 2022. The transaction closed on August 22, 2022.

The Selkirk APA does not provide for a purchase price or initial payment for the purchase of the assets. The acquisition cost of the Selkirk Mine of $327,109 (USD 244,954) was the care and maintenance funding contribution from April 1, 2021 to the closing date of the Selkirk APA. The Selkirk APA provides that if the Company elects to develop the Selkirk Mine first, the payment of the second Selebi instalment of $33,860,000 (USD 25,000,000) would be upon the approval by the Minister of MMRGTES of the Company’s Section 42 and Section 43 Applications (further extension of the Selkirk mining licence (years) and conversion of the Selkirk mining licence into an operating licence, respectively). For the third Selebi instalment of $40,632,000 (USD 30,000,000), if the Selkirk Mine were to be commissioned earlier than the Selebi Mines, the payment would trigger on the Selkirk Mine’s commission date.

On August 16, 2023, the Company entered into a binding commitment letter with the Liquidator of BCL Limited, which is subject to customary final documentation, to acquire a 100% interest in two additional deposits (“Phikwe South” and the “Southeast Extension”) located adjacent to and immediately north of the Selebi North mine. The impact is to extend the northern boundary of the Selebi Mining Licence by 3.7 kilometres and increase the Selebi Mining License area from 115.0 square kilometres to 153.7 square kilometres. While the remaining historic resources at Phikwe South and Southeast Extension occur within the expanded Selebi Mining Licence, the amended licence intentionally does not include the historic mine workings and infrastructure at these previously-producing properties, and the Company has no liability for historic environmental issues at those sites.

The upfront cost to the Company to acquire these additional mineral properties is USD1,000,000. In addition, the Company agreed to additional work commitments of USD5,000,000 over the next four years. As a result of the extension of the Selebi Mining Licence, the remaining asset purchase obligations of the Company outlined in the original Selebi Mines asset purchase agreement with the Liquidator will each increase by 10%, $7,436,000 (USD 5,500,000) in total, while the trigger events remain unchanged. The existing 2% net smelter royalty (“NSR”) held by the Liquidator with respect to production from the Selebi Mining Licence will also apply to production from these additional deposits, subject to the Company’s existing buy-back right for 50% of the NSR. The acquisition of the Phikwe South and Southeast Extension deposits has not yet closed as at September 30, 2023.

During the nine months ended September 30, 2023, the Company incurred $12,868,595 in exploration and development expenditures on the Selebi Assets and Selkirk Assets (September 30, 2022 - $21,783,763).

13 | PNRL / Q3 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Expressed in Canadian dollars)

6. PROPERTY, PLANT AND EQUIPMENT

The table below sets out costs and accumulated amortization as at September 30, 2023.

Cost	Land (ROU Assets)	Buildings (ROU Assets)	Furniture and Fixtures	Exploration Equipment	Generator	Vehicles	Computer and software	Total
Balance – December 31, 2022	220,242	2,857,179	126,605	11,973	31,381	241,884	1,950	3,491,214
Additions	-	-	67,551	2,735,000	-	85,365	-	2,887,916
Impact of FX translation	(13,482)	(171,900)	(5,425)	-	(1,921)	(22,322)	-	(215,050)
Balance – September 30, 2023	206,760	2,685,279	188,731	2,746,973	29,460	304,927	1,950	6,164,080

Accumulated Depreciation	Land (ROU Assets)	Buildings (ROU Assets)	Furniture and Fixtures	Exploration Equipment	Generator	Vehicles	Computer and software	Total
Balance – December 31, 2022	-	51,124	1,872	1,447	562	39,589	1,950	96,544
Depreciation during the period	-	91,865	-	137,838	441	44,449	-	274,593
Balance – September 30, 2023	-	142,989	1,872	139,285	1,003	84,038	1,950	371,137

Carrying Value	Land (ROU Assets)	Buildings (ROU Assets)	Furniture and Fixtures	Exploration Equipment	Generator	Vehicles	Computer and Software	Total
Balance – December 31, 2022	220,242	2,806,055	124,733	10,526	30,819	202,295	-	3,394,670
Balance – September 30, 2023	206,760	2,542,290	186,859	2,607,688	28,457	220,889	-	5,792,943

Additions to property, plant and equipment during the period ended September 30, 2023 included the purchase of drilling equipment through a lease agreement with a drilling company (note 10) as well as vehicles financed through a local Botswana bank.

14 | PNRL / Q3 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Expressed in Canadian dollars)

7. TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30, 2023	December 31, 2022

Amounts due to related parties (note 11)	256,554	43,235
Trade payables	2,014,674	3,660,519
Accrued liabilities	876,889	321,962
	3,148,177	4,025,716

8. PROMISSORY NOTE

On November 21, 2022, the Company announced a $7,000,000 bridge loan (the “Bridge Loan”) financing from Pinnacle Island LP (the “Lender”). The Bridge Loan financing closed on November 25, 2022 and net proceeds of $6,740,000 were received by the Company (after deducting the commitment fee of $260,000). The Bridge Loan was evidenced by the issuance of a promissory note by the Company to the Lender (the “Promissory Note”). The Promissory Note had a principal amount of $7 million and bore interest at a rate of 10% per annum, calculated monthly and initially payable on February 22, 2023, being the maturity date of the Promissory Note, with a right of the Company to extend the maturity date to March 22, 2023 by providing written notice to the Lender by February 15, 2023. The Company extended the maturity to March 22, 2023.

On March 17, 2023, the Company entered into an amended and restated promissory note (the “A&R Promissory Note”) extending the maturity of the Promissory note from March 22, 2023 to November 24, 2023 (the “Extension”). All other terms of the Promissory Note remained the same. In connection with the Extension and entry into of the A&R Promissory Note, the Company agreed to pay an amendment and restatement fee of $225,000 and issued 350,000 non-transferable common share purchase warrants to the Lender (the “Lender Warrants”). Each Lender Warrant is exercisable to acquire one common share of the Company (the “Common Shares”) at a price of $1.75 per Common Share for a period of one year from the date of the A&R Promissory Note. In connection with the Extension and issuance of the Lender Warrants, the 119,229 common share purchase warrants previously issued to the Lender in connection with the initial issuance of the Promissory Note were cancelled concurrently with the Extension.

In connection with the A&R Promissory Note, the Company accrued $70,959 of interest due to the Lender as at December 31, 2022 and a further $341,370 of interest during the nine months ended September 30, 2023.

The fair value of the liability of the Lender Warrants was estimated at $116,177 using the Black-Scholes Option Pricing Model. The fair value of the Lender Warrants and the amendment and restatement fee of $225,000 was added to the liability of the A&R Promissory Note and amortized over the remaining life of the A&R Promissory Note.

On June 28, 2023, the Company repaid the Promissory Note in full including accrued interest and restatement fee in aggregate amount of $7,637,329.

The fair value of the Lender warrants was calculated using the following assumptions:

March 31, 2023
Expected dividend yield	0%
Stock price	$1.40
Expected share price volatility	77.2%
Risk free interest rate	3.49%
Expected life of warrant	1 year

15 | PNRL / Q3 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Expressed in Canadian dollars)

9. TERM LOAN

On June 28, 2023, the Company closed a financing with Cymbria Corporation (“Cymbria”), EdgePoint Investment Group Inc. and certain other entities managed by it (“EdgePoint”) for aggregate gross proceeds to PNRL of $33,999,200. The financing included three concurrent and inter-conditional transactions (collectively the “Financing Transactions”) comprised of an equity offering of units for $16,249,200 (the “Equity Financing”), a three year term loan of $15,000,000 (the “Term Loan”) and option payments of $2,750,000 (the “Option Payment”) to acquire a 0.5% net smelter returns royalty on the Company’s Selebi Mines and Selkirk Mine in certain circumstances upon payment of further consideration (Note 11).

The Term Loan has a principal amount of $15,000,000 and bears interest at a rate of 10% per annum payable quarterly in arrears. The principal amount of the Term Loan will mature and be payable on the third anniversary of the date of issue. The obligations of the Company pursuant to the Term Loan are fully and unconditionally guaranteed by each of the Company’s existing and future subsidiaries. The Term Loan is secured by a pledge of all the shares of the Company’s subsidiaries as well as by way of a general security agreement at the parent level and debentures and hypothecations at the subsidiary level. The Term Loan is subject to certain covenants and provisions on events of default, repayments and mandatory prepayments including:

●	increase in the interest rate payable on the Term Loan to 15% per annum upon the occurrence of an event of default;

●	the Company may prepay all or any portion of the principal amount outstanding with a minimum repayment amount of $500,000 and in an integral multiple of $100,000, together with all accrued and unpaid interest on the principal amount being repaid;

●	if prepayment occurs within one year of the closing date, a prepayment fee in an amount equal to 10% of the principal amount of the Term Loan being prepaid less interest paid or payable on or prior to the date of prepayment attributable to the portion of the Term Loan (“Prepayment Fee”);

●	mandatory prepayment shall be made when the Company has non-ordinary course asset sales or other dispositions of property or the Company receives cash from the issuance of indebtedness for borrowed money and all of the net cash proceeds from assets sales or new loans shall be applied to repay the principal amount of the Term Loan together with all accrued and unpaid interest on the principal amount being repaid as well as the Prepayment Fee if such mandatory prepayment occurs within one year of the closing date; and

●	in the event of change of control, the Company shall repay the Term Loan in full plus a fee equal to 10% of the then-outstanding principal amount of the Term Loan.

In connection with the Term Loan, the Company issued an aggregate of 2,000,000 non-transferable common share purchase warrants (the “Non-Transferable Warrants”) to Cymbria (the “Lender”). Each Non-Transferable Warrant is excisable by the Lender to purchase one common share upon payment of the cash purchase price of $1.4375 per common share for a period of three years from the issuance thereof.

The fair value of the Non-Transferable Warrants was estimated at $1,587,232 using the Black-Scholes Option Pricing Model and recorded in reserves.

The fair value of the Non-Transferable Warrants was calculated using the following assumptions:

June 28, 2023
Expected dividend yield	0%
Stock price	$1.35
Expected share price volatility	92.06%
Risk free interest rate	4.13%
Expected life of warrant	3 years

16 | PNRL / Q3 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Expressed in Canadian dollars)

The Company used $7,637,329 of the proceeds from the Term Loan to prepay all principal, interest and fees owing by the Company pursuant to the A&R Promissory Note dated March 17, 2023 in favour of Pinnacle Island LP (Note 8).

For the period ended September 30, 2023, The Company paid $390,411 of interest costs to the Lender.

The following is a continuity of the Term Loan

$
Principal amount of the Term Loan	15,000,000
Fair value of the attached warrants	(1,587,232)
Term Loan at fair value on issuance, Jun 28, 2023	13,412,768
Transaction costs	(695,798)
Accrued interest	390,411
Interest paid	(390,411)
Amortization of warrant fair value and transaction costs	199,740
12,916,710

10. LEASE LIABILITY

	September 30, 2023	December 31, 2022

Lease liabilities, beginning of the period	2,731,394	-
Lease additions	2,735,000	3,213,404
Lease payments	(3,602,167)	(550,295)
Interest expense on lease liabilities	233,327	68,285
Impact of FX translation	(205,050)	-
IFRS 16 lease liabilities, end of the period	1,892,504	2,731,394
Current portion of lease liability (less than one year)	1,892,504	1,365,697
Long-term lease liability (one to five years)	-	1,365,697

Syringa Lodge

On July 9, 2022, the Company executed a sales agreement (the “Lodge Agreement”) with Tuli Tourism Pty Ltd. (the “Seller”) for the Syringa Lodge (the “Lodge”) in Botswana.

As per the Lodge Agreement, the aggregate purchase price payable to the Seller shall be the sum of $3,213,404 (BWP 30,720,000). A deposit of $482,011 (BWP 4,608,000) was paid on August 17, 2022. The balance is payable in two installments of $1,365,697 (BWP 13,056,000) on July 1, 2023 and August 1, 2024. The payment due on July 1, 2023 was made to the Seller.

In addition to the above purchase price, the Company is required to pay to the Seller an agreed interest amount in twelve equal monthly instalments of $13,657 (BWP 130,560) followed by twelve equal monthly instalments of $6,828 (BWP 65,280).

Drilling Equipment

On March 14, 2023, the Company entered into a drilling equipment supply agreement (the “Equipment Agreement”) with Forage Fusion Drilling Ltd. (“Forage”) to purchase specific drilling equipment on a “rent to own” basis with the purchase price to be paid in monthly payments.

As per the Equipment Agreement, the aggregate purchase price payable to Forage is $2,942,000. A deposit of $1,700,000 was paid in March 2023. The balance is payable in twelve equal monthly instalments of $103,500. The equipment arrived at the site in July 2023. Based on the stated equipment purchase price of $2,735,000 and monthly installments, the implied interest rate for the arrangement is 35%.

17 | PNRL / Q3 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Expressed in Canadian dollars)

11. NSR OPTION LIABLITY

Concurrently with the closings of the Equity Financing and the Term Loan on June 28, 2023, Cymbria paid an aggregate of $2,750,000 (“Option Payment”) to two subsidiaries of PNRL to acquire a right to participate with such subsidiaries in the exercise of certain contractual rights, as and when the same may be exercised by such subsidiaries. The Option Payment was allocated to PNRP and PNGP (defined below) for $2,500,000 and $250,000, respectively, having regard to the relative purchase prices payable in connection with the exercise of their respective contractual rights. The legal fees associated with the transaction have been expensed.

PNRL’s indirect wholly-owned subsidiary Premium Nickel Resources Proprietary Limited (“PNRP”) acquired the Selebi Mines in January 2022 out of liquidation. Pursuant to the acquisition agreement, the liquidator retained a 2% net smelter returns royalty on the Selebi Mines (the “Selebi NSR”). PNRP has a contractual right to repurchase one-half of the Selebi NSR at a future time on payment by PNRP to the liquidator of USD 20,000,000.

PNRL’s indirect wholly-owned subsidiary Premium Nickel Group Proprietary Limited (“PNGP”) acquired the Selkirk Mine in August 2022 out of liquidation. Pursuant to the acquisition agreement, the liquidator retained a 1% net smelter returns royalty on the Selkirk Mine (the “Selkirk NSR” and together with the Selebi NSR, the “NSRs”). PNGP has a contractual right to repurchase the entirety of the Selkirk NSR at a future time on payment by PNGP to the liquidator of USD 2,000,000.

Each of PNRP and PNGP has agreed to grant Cymbria, in exchange for the Option Payment, an option to participate in any such repurchase of the applicable portion of its NSR from the relevant liquidator. Cymbria will, following the exercise of its option to participate in any such repurchase, acquire a 0.5% net smelter returns royalty on the applicable property by paying an amount equal to one half of the repurchase price payable by PNRP or PNGP pursuant to the applicable NSR, less the Option Payment paid at closing pursuant to the relevant option agreement among Cymbria and PNRP or PNGP, as applicable. Cymbria has the right to put its options back to PNRP and PNGP in certain circumstances in return for the reimbursement of the applicable portion of the Option Payment.

Under the NSR option purchase agreements, Cymbria could acquire a 0.5% net smelter returns royalty on the Company’s Selebi Mines and Selkirk Mine upon payment of $10,675,231 (USD 8,102,500) and $1,067,523 (USD 810,250), respectively.

12. SHARE CAPITAL, WARRANTS AND OPTIONS

The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

Effective August 3, 2022, in connection with the closing of the RTO, the Company completed a share consolidation of the Company’s issued and outstanding common shares and preferred shares, in each case exchanging one (1) post-consolidation share without par value for every five (5) pre-consolidation shares issued and outstanding.

All references to share capital, warrants, options and weighted average number of shares outstanding have been adjusted in these financial statements and retrospectively to reflect the Company’s RTO share exchange and 5-for-1 share consolidation as if it occurred at the beginning of the earliest period presented.

a)	Common Shares Issued and Outstanding

During the nine months ended September 30, 2023, the Company completed the following financing transactions:

On February 24, 2023, the Company issued 4,437,184 common shares at a price of $1.75 per share for gross proceeds of $7,765,072 upon the closing of a brokered private placement on February 24, 2023 (the “Offering”). In connection with the Offering, the Company: (a) paid to the agents a cash commission of $473,383, equal to 6% of the gross proceeds (other than on certain president’s list purchasers on which a cash commission of 3% was paid); and (b) issued to the agents that number of non-transferable broker warrants of the Company (the “Broker Warrants”) as is equal to 6% of the number of common Shares sold under the Offering (other than on common shares issued to president’s list purchasers on which Broker Warrants equal to 3% were issued). Each Broker Warrant is exercisable to acquire one common share at an exercise price of $1.75 per common share until February 24, 2025. A total of 221,448 broker warrants were issued to the agents under the Private Placement. The fair value of the warrants was estimated at $167,939 using the Black-Scholes Option Pricing Model. Legal fees related to the Offering of $133,164 were also recorded as a share issuance cost.

18 | PNRL / Q3 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Expressed in Canadian dollars)

On June 28, 2023, the Company issued 14,772,000 units at a price of $1.10 per unit to EdgePoint for aggregate gross proceeds of $16,249,200 upon the closing of the Financing Transactions. Each unit comprises one common share of PNRL and 22.5% of one whole common share purchase warrant (each a “Transferable Warrant” and together the “Transferable Warrants”). The total whole number of Transferable Warrants issuable in the Equity Financing is 3,324,000. Each Transferable Warrant may be exercisable by the holder thereof to purchase one common share at an exercise price of $1.4375 per common share for a period of three years. The fair value of the Transferable Warrants was estimated at $1,898,349 using a proportionate allocation method based on the fair value of each component (shares and warrants). The fair value of the warrants is calculated using the Black-Scholes Option Pricing Model while the fair value of the shares is determined by the stock price on the closing date of the Equity Financing times the total number of shares issued.

All securities issued in connection with the Financing Transactions are subject to a hold period of four months plus a day from the date of issued thereof and the resale rules of applicable securities legislation and policies of the TSX Venture Exchange. Fort Capital Partners acted as financial advisor to PNRL on the Financing Transactions and was paid cash fees of $812,460 by PNRL, equal to 5.0% of the gross proceeds of the equity portion of the Financing Transactions. Legal fees related to the Financing Transactions totaled $561,394, of which $240,596 was recorded as share issuance cost.

The fair value of the warrants was calculated using the following assumptions:

	February 24, 2023	June 28, 2023
Expected dividend yield	0%	0%
Stock price	$1.73	$1.35
Expected share price volatility	77.52%	92.06%
Risk free interest rate	4.28%	4.13%
Expected life of warrant	2 years	3 years

As at September 30, 2023, the Company had 135,730,527 common shares issued and outstanding (December 31, 2022 – 116,521,343 on a post-RTO and post-consolidation basis).

2022

In April 2022, PNRC completed a non-brokered private placement of 8,936,167 shares at a price of USD 2.00 per share for gross proceeds of $22,388,599 (USD 17,731,238). In connection with the private placement, PNRC paid to eligible finders (“Finders”): (a) a cash commission equal to 6% of the gross proceeds raised from subscribers introduced to the Company by such Finders, being an aggregate of $1,535,727; and (b) that number of common shares equal to 6% of the units attributable to the Finders under the private placement, being an aggregate of 70,548 shares with a total value of $176,398 at the offer price of the private placement.

On August 3, 2022, PNRC combined with NAN in a reverse takeover transaction whereby shareholders of PNRC exchanged their shares at a rate of 1.054 shares of NAN for each share of PNRC, after giving effect to a 5-to-1 share consolidation for each outstanding share of NAN (Note 3). As a result, a total of 82,157,536 common shares of NAN were issued in exchange for 77,948,368 shares of PNRC. These shares were added to the current NAN shares outstanding balance of 31,748,399 for total shares outstanding of 113,905,935 upon closing of the RTO.

19 | PNRL / Q3 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Expressed in Canadian dollars)

b)	Warrants

A summary of common share purchase warrant activity for the nine months ended September 30, 2023 was as follows:

	September 30, 2023		December 31, 2022
	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)
Outstanding, beginning of the period	1,098,786	1.96	-	-
Issued	5,895,448	1.47	2,347,569	1.16
Exercised	-	-	(1,236,408)	0.46
Cancelled/expired	(159,836)	1.97	(12,375)	-
Outstanding, end of the period	6,834,398	1.53	1,098,786	1.96

At September 30, 2023, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding	Expiry Date	Exercise Price ($)	Weighted Average remaining contractual life (years)
643,299	October 16, 2023[1]	1.75	0.00
295,651	August 3, 2024	2.40	0.04
221,448	February 24, 2025	1.75	0.05
350,000	March 22, 2024	1.75	0.02
5,324,000	June 28, 2026	1.4375	2.14
6,834,398			2.25

1.	A total of 100,000 warrants were exercised and the remaining 543,299 warrants expired on October 16, 2023.

c)	Stock Options

The Company adopted a Stock Option Plan (the “Plan”) providing the authority to grant options to directors, officers, employees and consultants enabling them to acquire up to 27,100,000 common shares of the Company. Under the Plan, the exercise price of each option typically equals the last closing price per share on the trading day immediately preceding the day on which the Company announces the grant of the option, less applicable discount, if any, permitted by the policies of the Exchange and approved by the Board. The options can be granted for a maximum term of ten years.

20 | PNRL / Q3 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Expressed in Canadian dollars)

A summary of option activity under the Plan during the nine months ended September 30, 2023 is as follows:

	September 30, 2023		December 31, 2022
	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)
Outstanding, beginning of the period	10,407,044	1.10	2,995,794	1.33
Issued	3,833,277	1.75	8,827,250	1.16
Exercised	-	-	(1,416,000)	0.46
Outstanding, end of the period	14,240,321	1.28	10,407,044	1.10

During the nine months ended September 30, 2023, the Company granted an aggregate total of 3,833,277 stock options to employees, directors, officers and consultants with a term of five years. The options have an exercise price of $1.75 per share and vest annually in equal thirds beginning on the first anniversary of the date of grant. As at September 31, 2023, none of the options granted was vested.

During the nine months ended September 30, 2022, prior to the RTO, PNRC granted an aggregate total of 2,600,000 stock options to employees, directors, officers and consultants with a maximum term of five years. The options are exercisable at USD 2.00 per share (C$2.49/share) with 1/3 vesting on the date of grant, 1/3 on the first anniversary and 1/3 on the second anniversary following the close of the USD 20,000,000 private placement. Upon the closing of the RTO, all PNRC options were exchanged for options of the Company at a rate of 1.054 and vested in full immediately. The fair value of all options, including those granted during the nine months ended September 30, 2022 as well as the ones granted but not vested during the year ended December 2021, amounted to $7,731,117 and was recorded as a share-based payment expense.

The fair value of stock options granted during the nine months ended September 30, 2023 was calculated using the following assumptions:

	September 30, 2023	September 30, 2022
Expected dividend yield	0%	0%
Expected share price volatility	87.92%	126.68-129.48%
Risk free interest rate	3.83%	2.85%
Expected life of options	5 years	4.16-4.47 years

Details of options outstanding as at September 30, 2023 are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price ($)	Weighted average remaining contractual life (years)
900,000	900,000	February 24, 2025	0.80	0.09
240,000	240,000	August 19, 2025	0.45	0.03
3,689,000	3,689,000	January 26, 2026	0.39	0.60
495,000	495,000	February 25, 2026	1.60	0.08
1,343,850	1,343,850	September 29, 2026	0.91	0.28
998,794	998,794	October 25, 2026	2.00	0.22
2,740,400	2,740,400	January 20, 2027	2.40	0.64
3,833,277	-	August 8, 2028	1.75	1.31
14,240,321	10,407,044			3.25

21 | PNRL / Q3 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Expressed in Canadian dollars)

d)	DSU Plan

Effective December 2022, the Company approved a Deferred Share Unit Plan (“DSU Plan”) that enables the Company upon approval by the Directors to grant DSUs to eligible non-management directors. The DSUs credited to the account of a director may only be redeemed following the date upon which the holder ceases to be a director. Depending upon the country of residence of a director, the DSUs may be redeemed at any time prior to December 15 in the calendar year following the year in which the holder ceases to be a director and may be redeemed in as many as four installments. Upon redemption, the holder is entitled to a cash payment equal to the number of units redeemed multiplied by the five day VWAP of the Company’s common shares on that date. The Company may elect, in its sole discretion, to settle the value of the DSUs redeemed in the Company’s common shares on a one-for-one basis, provided shareholder approval has been obtained on or prior to the relevant redemption date.

During the nine months ended September 30, 2023, DSUs have been granted as follows:

	Number Outstanding	Market Price [1] ($)	Fair Value ($)
DSUs outstanding at December 31, 2022	200,000	1.49	298,000
DSUs granted during the period[2]	407,463	1.37	558,524

DSUs outstanding at September 30, 2023	607,463	1.41	856,524

1.	According to the DSU plan, Market Price is the volume weighted average price on the TSXV for the last five trading days immediately preceding the grant date.

2.	DSUs were granted on March 31, Jun 30 and September 30, 2023. The market price of $1.37 represented the weighted average price for those grants.

During the nine months ended September 30, 2023, the DSU compensation totaled $558,524 and was recorded as share based compensation, and a DSU liability of the same amount was recorded (December 31, 2022, - $298,000).

e)	Reserve

The reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit. During the nine months ended September 30, 2023, the Company recorded $Nil (December 31, 2022 - $7,731,117) of share-based payments to reserves and a net of $3,730,838 (December 31, 2022 – $2,321,514) of fair value of warrants to reserves.

13. RELATED PARTY TRANSACTIONS

The following amounts due to related parties are included in trade payables and accrued liabilities (note 7).

	September 30, 2023	December 31, 2022

Directors and officers of the Company	256,554	43,235
	256,554	43,235

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

(a)	Related party transactions

22 | PNRL / Q3 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Expressed in Canadian dollars)

As a result of the Financing Transactions on June 28, 2023, Cymbria and certain other funds managed by EdgePoint (the “Financing Parties”) have acquired 14,772,000 common shares of the Company, representing approximately 10.9% of the Company’s issued and outstanding shares. The Financing Parties also acquired on closing an aggregate of 5,324,000 warrants with a three-year term and an exercise price of $1.4375 which, if exercised, together with the Shares acquired at closing would result in the Financing Parties holding approximately 14.2% of the Shares in the aggregate (calculated on a partially-diluted basis). As the result of the closing of the Financing Transactions, the Financing Parties are now related parties of PNRL. During the nine months ended September 30, 2023, the Company accrued and paid interest of $390,411 to the Financing Parties (September 31, 2022 – Nil).

During the year ended December 31, 2022, ThreeD Capital Inc. subscribed for a further 1,213,538 common shares of PNRC (1,279,069 shares on a post-RTO and post-consolidation basis), for a further investment of $3,064,582 (USD 2,427,076) (2021 - $374,123). As of September 30, 2022, ThreeD Capital Inc. beneficially owns 6,644,950 shares (December 31, 2022 – 8,662,347 shares) in both cases on a post-RTO and post-consolidation basis, constituting approximately 5.49% (December 31, 2022– 7.5%) of the issued and outstanding shares of the Company.

Between March 2 and March 3, 2022, PNRC issued promissory notes to its officers and directors as well as its shareholders as below:

Directors and officers of the Company	35,000
ThreeD Capital Inc.	762,180
NAN	1,270,000
2,067,180

On April 30, 2022, all amounts owing in respect of the above promissory notes were repaid in full by payment of cash in an amount of $2,018,568, including interest and fees, and by issuing 310,000 PNRC Shares (326,740 shares of the Company on a post-RTO and post-consolidation basis).

(b)	Key management personnel is defined as members of the Board of Directors and senior officers.

Key management compensation was related to the following:

	September 30, 2023	September 30, 2022
Management fees	2,496,109	1,701,211
Corporate and administration expenses	183,341	40,884
	2,679,450	1,742,095

14. FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include interest rate risk, credit risk, liquidity risk, market risk and currency risk. The carrying value of cash and trade payables and accrued liabilities approximate their fair value due to their short-term nature. The fair value of the Promissory Note, Term Loan, vehicle financing and lease liability are equal to their carrying values as all these amounts carry a fix interest rate. The fair value of the DSUs is the closing price of the Company’s common shares at the end of each reporting period. Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for the asset or liability that are not based on observable market data.

On September 30, 2023 and December 31, 2022, the fair value of cash and DSUs is based on Level 1 measurements.

23 | PNRL / Q3 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Expressed in Canadian dollars)

15. RISK MANAGEMENT

The Company’s exposure to market risk includes, but is not limited to, the following risks:

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not subject to significant changes in interest rates.

Foreign Currency Exchange Rate Risk

Currency risk is risk that the fair value of future cash flows will fluctuate because of changes in foreign currency exchange rates. In addition, the value of cash and other financial assets and liabilities denominated in foreign currencies can fluctuate with changes in currency exchange rates.

The Company primarily operates in Canada, Barbados and Botswana and undertakes transactions denominated in foreign currencies such as US dollar and Botswana Pula, and consequently is exposed to exchange rate risks. Exchange risks are managed by matching levels of foreign currency balances and related obligations and by maintaining operating cash accounts in non-Canadian dollar currencies.

Foreign currency denominated financial assets and liabilities which expose the Company to currency risk are disclosed below. The amount shown are those reported and translated into CAD at the closing rate.

	Short -term exposure		Long-term exposure
	USD	BWP	BWP

September 30, 2023
Financial assets	2,295,217	2,070,323	46,041,682
Financial liabilities	(358,713)	(2,285,426)	(4,681,513)
Total exposure	1,936,504	(215,103)	41,360,170

	Short -term exposure		Long-term exposure
	USD	BWP	BWP

December 31, 2022
Financial assets	2,834,303	473,980	32,058,793
Financial liabilities	(1,246,825)	(2,176,110)	(1,530,341)
Total exposure	1,587,478	(1,702,130)	30,528,452

The following table illustrates the sensitivity of net loss in relation to the Company’s financial assets and financial liabilities and the USD/CAD exchange rate and BWP/CAD exchange rate, all other things being equal. It assumes a +/- 5% change of the USD/CAD and BWP/CAD exchange rates for the nine months ended September 30, 2023 and the year ended December 31, 2022, respectively.

24 | PNRL / Q3 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Expressed in Canadian dollars)

If the CAD strengthened against the USD and BWP by 5%, respectively (December 31, 2022 – 5%), it would have had the following impact:

	Profit for the year			Long-term exposure profit for the year
	USD	BWP	Total	BWP
September 30, 2023	96,825	(10,755)	86,070	2,068,008
December 31, 2022	79,374	(85,106)	(5,732)	1,526,423

If the CAD weakened against the USD and BWP by 5%, respectively (December 31, 2022 – 5%), it would have had the following impact:

	Profit for the year			Long-term exposure profit for the year
	USD	BWP	Total	BWP
September 30, 2023	(96,825)	10,755	(86,070)	(2,068,008)
December 31, 2022	(79,374)	85,106	5,732	(1,526,423)

The higher foreign currency exchange rate sensitivity in profit at September 30, 2023 compared with December 31, 2022 is attributable to fluctuations in foreign exchange rates, BWP and USD in relation to CAD.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The credit risk is primarily associated with liquid financial assets. The Company limits exposure to credit risk on liquid financial assets by holding cash at highly-rated financial institutions.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages the liquidity risk inherent in these financial obligations by regularly monitoring actual cash flows to annual budget which forecast cash and expected cash availability to meet future obligations.

The Company will defer discretionary expenditures, as required, in order to manage and conserve cash required for current liabilities.

The following table shows the Company’s contractual obligations as at September 30, 2023:

	Less than 1 year	1 - 2 years	2 - 5 years	Total
Trade payables and accrued liabilities	3,148,177	-	-	3,148,177
Vehicle financing	16,147	64,590	84,282	165,019
Term loan	-	-	12,856,979	12,856,979
Lease liability	1,892,504		-	1,892,504
	5,056,828	64,590	12,941,261	18,062,679

25 | PNRL / Q3 2023

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Expressed in Canadian dollars)

Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern, so that adequate funds are available or are scheduled to be raised to meet its ongoing administrative and operating costs and obligations. This is achieved by the Board of Directors’ review and ultimate approval of budgets that are achievable within existing resources, and the timely matching and release of the next stage of expenditures with the resources made available from capital raises and debt funding from related or other parties. In doing so, the Company may issue new shares, restructure or issue new debt.

The Company is not subject to any externally imposed capital requirements imposed by a regulator or a lending institution.

In the management of capital, the Company includes the components of equity, loans and borrowings, and other current liabilities, net of cash.

	September 30, 2023	December 31, 2022
Shareholder’s equity	39,555,251	27,188,344
Current liabilities	5,040,681	12,462,372
	44,595,932	39,650,716
Cash	(8,853,296)	(5,162,991)
	35,742,636	34,487,725

16. SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in three geographic segments being Botswana, Greenland and Canada. The Company’s geographic segments are as follows:

	September 30, 2023	December 31, 2022
Current assets
Canada	6,122,644	3,198,344
Barbados	340,360	493,552
Botswana	4,770,706	2,746,450
Total	11,233,710	6,438,346

	September 30, 2023	December 31, 2022
Property, plant and equipment
Canada	9,438	10,714
Botswana	5,783,505	3,383,956
Total	5,792,943	3,394,670

	September 30, 2023	December 31, 2022
Exploration and evaluation assets
Botswana	44,692,577	31,823,982

17. CONTINGENT LIABILITIES

There are no environmental liabilities associated with the Selebi Assets and the Selkirk Assets as at the acquisition dates as all liabilities prior to the acquisitions are the responsibility of the sellers, BCL and TNMC, respectively. The Company has an obligation for the rehabilitation costs arising subsequent to the acquisitions. As of September 30, 2023, management is not aware of or anticipating any contingent liabilities that could impact the financial position or performance of the Company related to its exploration and evaluation assets.

The Company’s exploration and evaluation assets are affected by the laws and environmental regulations that exist in the various jurisdictions in which the Company operates. It is not possible to estimate the future contingent liabilities and the impact on the Company’s operating results due to future changes in Company’s development of its projects or future changes in such laws and environmental regulations.

26 | PNRL / Q3 2023